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                                                                     EXHIBIT 4.5

Confidential                                   Corporate Customers Dept.
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The Management
Pemstar B.V.                                   31.53.4.825.215
Lelyweg I
7602 EA Almelo                                 G.C. Teekens
The Netherlands
                                               26 May 1999

Dear Sirs,

With reference to our discussions, we are pleased to offer Pemstar B.V. the following current account facility.

The credit facility shall be subject to the following terms and conditions below.

Purpose              Working Capital Line.

Borrower             Pemstar B.V.

Arranger             ING Bank District Oost Nederland

Amount NLG. 7,500,000.00 (in words: seven million and five hundred thousand guilders), to be administered under account number 67.85.89.577. Repayment or continuation will be reviewed in consultation with you before I July 2000. The facility will be reviewed annually by reference to the annual figures of Pemstar B.V.

Availability         To be made available by way of current account drawings
                     and/or up to a maximum amount of NLG. 4,000,000.00 by way of advances.

Borrowing base       70% on receivables.
                     50% on inventories.

Debit interest
rate                 1.5% per annum over and above ING Base Rate (currently
                     standing at 3.25%), as published by us in the national
                     newspapers for drawings in current account. In case of
                     short advances the interest rate will be based on Euribor
                     (1, 3 or 6 months) plus 1.25%.
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Costs of domestic
funds transfer       The costs of funds transfers will be charged on the basis
                     of a rate per item.

Value dating         In the case of single amounts below NLG 500,000.00, the
                     applicable value date will be the settlement date plus one day for credits and settlement date less one day for withdrawals. For transfers of NTLG. 500,000.00 and up, the value date is the same as the settlement date.

Font-end fee         NLG. 12,500.00.

Settlement           Interest, commission and costs will be charged in arrears
                     on 1 January, 1 April, 1 July, 1 October of each year.

Security The following collateral shall be furnished as security for the credit facility and for all which the Borrower may now or in the future owe the bank:

                     -        Pledge on the receivables of Pemstar B.V.
                     -        Pledge on the inventories of Pemstar B.V.
                     -        Corporate Quarantee from Pemstar Inc.

                     The facility will be made available as soon as the required collateral has been furnished and any special stipulations have been met.

Financial covenants  The Consolidated Tangible Net Worth (inclusive subordinated intercompany Debt) of Pemstar B.V. shall at all times exceed NLG. 6,000,000-00.

                     The Consolidated Net Borrowings shall at all times be less than 200% of Consolidated Tangible Net Worth (inclusive subordinated Intercompany Debt) of Pemstar B.V.

                     The Operating Income of Pemstar B.V., as mentioned in the "Income Statement Total" dated 22 April 1999 shall for the relevant period ending on 31 December 2003 be equal to or greater than 2% of annual sales.

Other covenants      As discussed the repatriation of the royalties to Pemstar
                     Inc. will be delayed in accordance with the mentioned gearing ratio as well as the Consolidated Tangible Net
                     Worth statement.

Annual figures       The Borrower shall provide the Bank with the consolidated
                     audited accounts of Pemstar B.V. within 6 months after the end of the accounting period to which they relate.
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                     The Borrower shall also provide the Bank with the
                     consolidated interim accounts of Pemstar B.V. within 60 days of the end of the accounting period of which they relate.

                     The Borrower shall also provide the Bank with the consolidated audited accounts of Pemstar Inc. within 6 months after the end of the accounting period to which they relate.

Termination          Both the Borrower and the Bank are at all times
                     entitled to terminate the current account overdraft facility.

Other provisions     Without prejudice to the above, the provisions of the
                     clause sheet and the loan agreement, these facility shall be subject to the General Conditions as drawn up by the "Nederlandse Vereniging van Banken" (Netherlands Bankers'
                     Association).

Governing Law        The facility shall be governed by Dutch Law.

Validity             This offer is valid until two weeks from today's date.

We trust that we have been of service. If you are in agreement with this offer, please return the enclosed copy and clause sheet, duly signed where required and having initialed the other pages to indicate your approval, before the expiry date. By signing this offer the Borrower acknowledges receipt of a copy of the General Conditions.


Yours faithfully,
ING Bank
Oost Nederland region


                                            / s / G.C. Teekens
                                            ------------------------------------
C.R. Eggink                                 G.C. Teekens
Manager Corporate Customers Department      Sr. Relationshipmanager
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[Letterhead of ING Bank]

The undersigned Pemstar Inc., hereby provides a guarantee to ING Bank N.V., hereinafter referred to as "the Bank" on behalf of Pemstar B.V., hereinafter referred to as "the Debtor", for a sum not exceeding NLG. 7,500,000.00 in words (sevenmillionfivehundredthousand Dutch guilders), the same as security for the payments by the Debtor of everything which the latter owes or may owe now or at anytime in the future to the Bank on account of his obligation to repay the overdraft facility to the agreements concluded between the bank and Debtor on 26 May 1999.

This guarantee consequently binds the undersigned, to pay its own debt and immediately on request the sums to be specified, provided that they together do not exceed the sum of NLG. 7,500,000.00, in the event that the Debtor is in default as described in the mentioned financial covenants in the agreements between the Bank and the Debtor dated 26 May 1999 regarding the minimum Consolidated Tangible Net Worth, the minimum Operating Income percentage and / or the maximum Gearing Ratio as well as the events of default described in the clause sheet.

N.B. Dutch Law will be applied to this guarantee.





Place                                                Date




Signature                                            ING Bank N.V.

/s/ RR Murphy

Treasurer
PEMSTAR, Inc
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Clause Sheet - conditions of credit facility

This sheet of clauses form part of our offer dated

to:

Clauses

1. The credit facility which is described in more detail in the attached letter and all further credit facilities or any increases therein which the bank may make available to the borrower shall, in so far as no other provision is made in this respect, be governed by the following provisions as well as the General Conditions, drawn up and filed by the Nederlands Vereniging van Banken (Netherlands Bankers' Association) with the Registry of the District Court at Amsterdam, a copy of which the borrower acknowledges he has received.

2. With regard to the current account credit facility, the bank reserves the right at all times to alter the percentage of the debit interest, credit interest and commissions, as well as, if special circumstances or special credit facilities - including any withdrawal beyond the credit limit - necessitate this, to charge the rates which it customarily applies.

3. The current account credit facility may at all times be ended by the bank either orally or in writing or be reduced by such sums as the bank may specify. As a consequence of the termination of the credit facility, the balance of the account(s) (or, in the case of a lowering of the credit limit, the sum owed above the new limit) shall be immediately due and payable and payment orders of the borrower will be executed only if and in so far as the account shows a sufficient balance for this purpose. The provisions of this paragraph shall also apply if a special arrangement for repayment or reduction of the credit facility is agreed.

4. If the amount of a loan with a fixed rate of interest is not or not entirely withdrawn within 5 weeks of the date of the offer, the bank may, but is not obliged to, then disburse to the borrower the undrawn portion of the loan without any further instruction from the borrower being required.

5. If a fixed interest rate applies, the bank will make a written proposal to the borrower, no later than two weeks before the end of the agreed fixed-interest period, for an interest rate that will apply during the next fixed-interest period. If the bank and the borrower have not reached agreement on the interest rate by the last day of a fixed-interest period at the latest, the borrower shall be obliged to pay everything which he owes to the bank under the loan on the last day of the fixed-interest period. If the borrower has not reacted to the written proposal of the bank by the last day of the previous fixed-interest period at the latest, the borrower will be deemed to have agreed to the interest rate that has been offered.

6. If the borrower wishes to make a repayment earlier than agreed or to repay a sum that is larger than agreed or if the borrower wishes to make an early repayment or a larger repayment without this having been agreed - even if such repayments is made pursuant to the provisions of clause 7 below the borrower shall pay the present value of the interest which the bank could have received during the remainder of the fixed-interest period if the early repayment had not taken place, less the interest which the bank could have received on the interbank market on loans which are equal in size to the early repayment and are equal in term to the remaining fixed-interest period, subject always to a minimum of 1% of the early repayment. The present value of the interest will be calculated at the rate which the bank could obtain on the interbank market.

7. The balance of the current account credit facility and the entire amount of the medium-term loan or such part of it as has not yet been repaid, together with outstanding and accrued interest and any commission and penalties due, shall be immediately due and payable in fall, without any notice of default either by way of writ or similar instrument being required, in the following circumstances:
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     a.   if the borrower is declared bankrupt, files a bankruptcy petition, applies for a suspension of payment of debts or offers a private composition to his creditors, or if one or more of the sureties or jointly and severally liable debtors or one or more of the (legal) persons who have provided security in rem are declared bankrupt or obtain a suspension of payment of debts;

     b. if property of the borrower and/or his spouse is seized by way of preliminary relief pending suit or by way of execution or if goods of third parties which have been provided by such third parties as security for the loan are seized;

     c. if the borrower fails to perform any duty or obligation owed to the bank under this agreement or under any other agreement concluded with the bank, whether or not in connection herewith, or fails to do so fully or in good time, or if repayment of a loan granted by the bank to an enterprise forming part of the group to which the borrower belongs is demanded;

     d. if the business or professional activities of the borrower are discontinued or substantially changed or if the borrower merges with or is taken over by a third party, or if the borrower's business is split up in any way, or if a decision to this effect is taken by the borrower,

     e. if the borrower (being a partnership, civil partnership or limited partnership or a legal person) is discontinued or wound up or if any decision to this effect is taken, or if the borrower (being a natural person) dies, loses the unfettered control of his assets, waives his rights to his assets or settles abroad;

     f. if, where the borrower is a partnership, civil partnership or limited partnership or a legal person, the partners or the composition of the management changes, or the partnership deed or the articles of association or regulations of a legal person are, in the opinion of the bank, amended in such a way that the bank would not have concluded the agreement or would not have concluded it on the same conditions, unless it approved the amendment in writing;

     g. if a declaration or statement made by or on behalf of the borrower is contrary to the truth, a circumstance of importance to the bank has been concealed, the security provided for this loan is null and void, voidable or not of the required rank, or a promised security is not provided in time or lapses prematurely;

     h. if the legal or beneficial entitlement to the security provided is changed or if any real right relating to the security provided is created or lost;

     i. if, in the opinion of the bank, there are good grounds for believing that the sum owed by the borrower under this agreement and/or any other agreement concluded with the bank will not be recoverable;

     j. if the borrower uses either all or part of this credit facility to obtain interest profits (or to conduct interest-rate arbitrage) by affecting transactions which cannot be regarded as being part of his normal business.

8. The bank shall be entitled to debit the borrower's current account for the payment of principal, interest, commission, costs, penalties and the like at the times which have been agreed for this purpose with the bank or are customary for the bank. The borrower waives (in advance) his right of set-off in respect of the said payments.

9. If the credit facility is granted to two or more (legal) persons, they shall be jointly and severally liable to the bank. Each jointly and severally liable debtor shall subordinate any provisional claim which he has on account of the right of recourse and/or subrogation against another jointly and severally liable debtor to all present and future claims which the bank has against that other debtor on any account whatsoever.
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     Postponement of payment, discharge from joint and several liability and waiver for no consideration or waiver for consideration which the bank grants to one of the jointly and severally liable debtors or an offer of waiver for no consideration or for consideration which the bank makes to one of the jointly and severally liable debtors shall concern only that one debtor.

10. At the first written and reasoned request of the bank, the borrower shall provide the bank at all times with such security as cover for his existing and future obligations as the bank requires and considers appropriate.

11. As additional security for the repayment or return of everything which the borrower owes the bank now or at any time in the future on any account whatsoever, the borrower pledges - in so far as necessary in advance - to the bank, which accepts such pledge, everything which the bank may now, or at any time in the future, owe the borrower on any ground whatsoever. In so far as necessary, the bank declares that in its capacity of debtor in respect of the claims it has been informed of the pledge. Said pledge is governed by article 18 of the General Conditions.

12. If the credit facility is discontinued and the debit balance on the account(s) has not been cleared, the borrower shall be bound to pay the bank debit interest and commission on said debit balance up to the date of full and final settlement, in accordance with the provisions of this agreement.

13. The borrower shall at all times allow the bank, or such persons as are designated by it, to inspect his books and shall also provide all information which may be required. The borrower shall also supply the bank with a copy of his balance sheet and profit and loss account each year within six months of the end of the financial year, unless a different frequency or a different date of submission has been agreed.

14. The extract from its books, as prepared and signed by the bank, shall serve as complete proof of the existence and the amount of the debt owed by the borrower to the bank, unless the borrower produces evidence to the contrary.

15. The borrower shall not bind himself as a surety or as a co-debtor having joint and several liability without the prior knowledge of the bank.

16. The borrower shall whenever possible channel his financial transactions through the bank.

17. The borrower shall ensure to use now and in the future, also on and after December 31, 1999, (computer) equipment - including both hardware and software - which will enable him (to continue) to conduct his business properly.

18. Any costs, such as all judicial or extra-judicial costs, incurred at any time under the agreements made with the bank, shall be for the account of the borrower. The aforementioned costs shall be paid by the borrower at the bank's first quarter.

N.B. In the event of a discrepancy between this translation and the Dutch original, the latter shall prevail.

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Place                                                             Date


Signature of borrower

/s/ RR Murphy

PEMSTAR, Inc.
Treasurer